EXHIBIT 6.2

FIRST AMENDED AND RESTATED

EMPLOYMENT AGREEMENT

This First Amended and Restated Employment Agreement (the “Agreement”) is made and entered into effective as of April 29, 2014, by and between Emerging Fuels Technology, Inc. (the “Company”), an Oklahoma corporation, and Kenneth L. Agee (“Employee"), an individual.

WHEREAS, the Company and Employee entered into that certain Employment Agreement (the “Employment Agreement”) dated as of January 1, 2010;

WHEREAS, the Company and Employee desire to amend and restate the Employment Agreement to continue Employee’s employment with the Company on the terms and conditions set forth herein and the Company has deemed it to be in its best interest to enter into this Agreement with Employee.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter contained, the Company and Employee hereby agree as follows:

1.       Term of Employment. Employee’s employment with the Company will continue until such employment is terminated either by the Company or Employee pursuant to the terms and conditions of this Agreement.

2.       Salary and Benefits. The Company shall pay Employee a salary of $220,000 per year, payable in accordance with the Company’s payroll policies and procedures. You will be eligible to participate, to the extent you are eligible, in any group medical and hospitalization, profit sharing, retirement, life insurance or other employee benefit plans which the Company may from time to time offer to its employees. All group insurance provided to Employee will be in such form and provide such coverage as is provided to other employees of the Company.

3.       Bonus. You will be eligible to participate in the Company’s bonus program for executive management members. Any bonus you receive will be commensurate with your position and will be subject to the Company’s policies and procedures, the Company’s overall financial and operational performance, and evaluation of your individual performance.

4.       Duties and Position. The Company hires Employee in the capacity of President. Employee’s duties may be modified from time to time at the Company's sole discretion.

5.       Employee to Devote Full Time to Company. Employee will devote his or her full time, attention, and energies to the business of the Company, and, during his or her employment with the Company, will not engage in any other business activity, regardless of whether such activity is pursued for profit, gain, or other pecuniary advantage. Employee is not prohibited from making personal investments in any other businesses provided those investments do not require active involvement in the operation of said companies or create a conflict with the Company.

6.       Confidential Information and Invention Assignment Agreement. As a condition of employment, Employee must sign the Company’s Confidential Information and Invention Assignment Agreement.

7.       Reimbursement of Expenses. Employee may incur reasonable expenses for furthering the Company's business, including expenses for entertainment, travel, and similar items. Subject to Company’s reimbursement policies and procedures, the Company shall reimburse Employee for all reasonable business expenses after Employee presents an itemized account of such expenditures.

8.       Vacation. Employee shall be entitled to a yearly vacation of 5 weeks at full pay in accordance with the Company’s policies in effect from time to time.

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9.       Termination of Employment by the Company. The Company may terminate Employee’s employment with the Company for any reason whatsoever, with or without cause, upon 30 days' written notice to Employee. If the Company requests, Employee will continue to perform his or her duties and will be paid Employee’s regular salary up to the date of termination. On the date of termination, the Company will pay to Employee (i) a severance amount equal to 3 times Employee’s regular monthly salary and (ii) any compensation that Employee has earned as of the date of termination but not yet received. To the extent Employee is eligible to receive COBRA insurance and elects to receive such insurance, the Company will reimburse Employee for premiums associated with such insurance for a period of 3 months following the date of termination. In addition, if the Company’s board of directors, in their sole discretion, awards bonuses for the year in which Employee is terminated, the Company will pay to Employee his or her pro rata share of any such bonus. Such payment to be made within 30 days after the Company’s board of directors awards any such bonuses.

In the event of a Change of Control (as defined below) of the Company and (i) during the three-month period immediately preceding any Change of Control or the one-year period immediately following any Change of Control, the Company terminates Employee’s employment for any reason other than Employee’s death, Disability (as defined below), retirement or Just Cause (as defined below) or (ii) Employee terminates employment for Good Reason (as defined below), then the Company or its successor shall pay Employee his or her regular salary in effect at the time of the notice of termination through the date of termination. On the date of termination, the Company will pay to Employee (i) a severance amount equal to 18 times Employee’s regular monthly salary and (ii) any compensation that Employee has earned as of the date of termination but not yet received. To the extent Employee is eligible to receive COBRA insurance and elects to receive such insurance, the Company will reimburse Employee for premiums associated with such insurance for a period of 18 months following the date of termination. In addition, if the Company’s board of directors, in their sole discretion, awards bonuses for the year in which Employee is terminated, the Company will pay to Employee his or her pro rata share of any such bonus. Such payment to be made within 30 days after the Company’s board of directors awards any such bonuses.

The following definitions shall apply regarding this provision:

“Change of Control” will mean any of the following: (1) a majority of the common stock of the Company ceases to be owned by Ken Agee, Kym Arcuri and Rafael Espinoza; (2) the individuals who, as of the effective date of this Agreement, constitute the Board of Directors of the Company (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the effective date of this Agreement whose election is approved by a vote of 100% of the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board; (3) Approval by the shareholders of the Company of a reorganization, merger or consolidation, in which 50% or more of the combined common stock voting power of the Company, then outstanding, is changed; (4) Approval by the shareholders of the Company of the liquidation or dissolution of the Company or the sale or other disposition of all or substantially all of the assets of the Company occurs; or (5) Completion of a public offering in which 40% or more of the common stock of the Company is sold in the offering.

“Disability” will mean any one or more of the following (1) Employee has been declared legally incompetent by a final court decree (the date of such decree being deemed to be the date on which the disability occurred); (2) Employee receives disability insurance benefits from any disability income insurance policy maintained by the Company for a period of three consecutive months; or (3) Employee has been found to be disabled pursuant to a disability determination, meaning a finding that Employee because of a medically determinable disease, injury, or other mental or physical disability, is unable to perform substantially all of their regular duties to the Company and that such disability is determined or reasonably expected to last at least six months. The Disability determination shall be based upon the written opinion of the physician regularly attending Employee whose disability is in question. The date of any written opinion conclusively finding Employee to be disabled is the date on which the Disability will be deemed to have occurred.

“Just Cause” will mean any one or more of the following: (1) Employee’s material breach of his obligations, duties and responsibilities under any term or provision of this Agreement which remains uncured for a period of five days after written notice by the Company to Employee; (2) Employee’s failure to adhere to the reasonable standards of performance prescribed by the Company; (3) Employee’s act of insubordination to the Company’s Board of Directors; (4) Employee’s gross negligence or willful misconduct in the performance of his duties under this Agreement; (5) Employee’s dishonesty, fraud, misappropriation or embezzlement in the course of, related to or connected with the business of the Company; (6) Employee’s conviction of a felony; or (7) Employee’s failure (after written notice to Employee of such failure and Employee not correcting such failure within five days of such notice) to devote his time, attention and best efforts to the business of the Company as provided in this Agreement.

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“Good Reason” shall mean: (1) the assignment to Employee of any duties materially inconsistent in any respect with Employee’s then current position (including status, offices, titles and reporting requirements), authority, duties or responsibilities, or any other action by the Company which results in a diminution in such position, authority, duties or responsibilities, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company promptly after receipt of notice thereof given by Employee; (2) any material failure by the Company to comply with any of the provisions of this Agreement, other than an isolated, insubstantial and inadvertent failure not occurring in bad faith and which is remedied by the Company promptly after receipt of notice thereof given by Employee; (3) the Company’s requirement for Employee to be based at any office outside the Tulsa, Oklahoma metropolitan area; or (4) any purported termination by the Company of Employee’s employment otherwise than as expressly permitted by this Agreement.

10.       Termination of Employment by Employee. Employee may terminate his or her employment with the Company for any reason whatsoever upon 14 days' written notice to the Company. Employee will be paid his or her regular salary up to the date of termination but shall not receive any severance compensation.

11.       Death Benefit. Should Employee die during the term of employment, the Company shall pay to Employee's estate any compensation due Employee through the end of the month in which the death occurred.

12.       Governing Law. This Agreement shall be governed by, and construed in accordance with, the law of the State of Oklahoma, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

13.       Jurisdiction; venue. With respect to any disputes arising out of or related to this Agreement, the parties consent to the exclusive jurisdiction of, and venue in, the state courts in Tulsa County in the State of Oklahoma (or in the event of exclusive federal jurisdiction, the court of the Northern District of Oklahoma).

14.       Limited Effect of Waiver by Company. Should the Company waive breach of any provision of this Agreement by Employee, that waiver will not operate or be construed as a waiver of any further breach by Employee.

15.       Severability. If, for any reason, any provision of this Agreement is held invalid, all other provisions of this Agreement shall remain in effect.

16.        Successors and Assigns. The Company's rights and obligations under this Agreement will inure to the benefit and be binding upon the Company's successors and assigns.

17.       Entire Agreement. This Agreement along with the Confidential Information and Invention Assignment Agreement constitutes the entire agreement between the Company and Employee relating to the subject matter hereof. The Employment Agreement between the Company and Employee dated January 1, 2010 is hereby amended and restated in its entirety as set forth herein.

18.       Amendment. This Agreement may be amended at any time by mutual consent of the parties hereto, with any such amendment to be invalid unless in writing and signed by the Company and Employee.

19.        Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, and all of which together will constitute one document. Counterparts may be delivered via facsimile, electronic mail (including pdf) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Signature page follows]

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The parties have executed this Agreement as of the date first written above.

COMPANY

By:	/s/ Kenneth L. Agee
Name:	Kenneth L. Agee
Title:	President

EMPLOYEE

By:	/s/ Kenneth L. Agee
Name:	Kenneth L. Agee

[Signature Page to First Amended and Restated Employment Agreement]

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